Exhibit 99.3

CONSENT OF DOUGLAS BEAHM, P.E., P.G., OF BRS ENGINEERING

July 29, 2026

VIA EDGAR

United States Securities and Exchange Commission

Re:	Anfield Energy Inc. (the “Company”)
Registration Statement on Form F-10 of the Company filed on October 24, 2026, as amended on November 3, 2025 and as further amended on November 17, 2025 (the “Form F-10”)

Douglas Beahm hereby consents to (i) the written disclosure regarding:

● Technical Report titled “The Shootaring Canyon Mill and Tributary Mines, Utah and Colorado, USA Preliminary Economic Assessment National Instrument 43-101” dated May 4, 2026;

and (ii) references to the undersigned’s name in connection with the preparation and review of the aforementioned scientific or technical information contained in or incorporated by reference into the short form base shelf prospectus included in or incorporated by reference in this Form F-10 being filed by the Company with the United States Securities and Exchange Commission, and any amendments thereto.

Douglas Beahm

/s/ Douglas Beahm

Name: Douglas Beahm, P.E., P.G., of BRS Engineering

Title: President and Principal Engineer